July 7, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, WisdomTree Short-Term Treasury Digital Fund File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on June 22, 2022, regarding the Trust’s Registration Statement on Form N-1A, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021, and amended via pre-effective amendment on July 21, 2021, December 17, 2021, and May 11, 2022 for the purpose of registering shares of the WisdomTree Short-Term Treasury Digital Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Any referenced numbered comment below refers to the respective comment in the correspondence letter filed by the Trust with the SEC on May 11, 2022. Any text citation refers to the revised Form N-1A, which will be filed with this letter. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s Registration Statement.

1.	Comment: Comment 6 of the correspondence letter filed by the Trust with the SEC on May 11, 2022 should be updated to accurately reflect the Staff's comment. The comment is regarding the following paragraph in the section entitled, “Use of Blockchain” that states:

Furthermore, in the future, the blockchain technology may be leveraged to help facilitate shares being available for purchase, sale, or transfer from one shareholder to another shareholder (or potential shareholder) in a secondary trading market, such as through an electronic trading platform that is registered with the SEC as an alternative trading system. To operate, these features would need to be enabled and configured in a compliant manner with then-existing regulations and regulatory interpretations or otherwise require exemptive relief, which may never be granted.

WisdomTree Digital Management, Inc.      250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

The Staff’s updated comment is:

Please do one of the two following actions with regards to this paragraph: (i) remove the paragraph from the Prospectus; or (ii) keep the paragraph in the Prospectus but move the paragraph from the Summary Prospectus to the Statutory Prospectus, and please confirm that changes will not be made without consulting with the Staff first.

Response: The Registrant confirms that it elects to keep the paragraph in the Prospectus and has made the requested change to the Prospectus by moving the paragraph from the Summary Prospectus to Item 9 of the Statutory Prospectus in the section “Additional Principal Risk Information About the Fund”. The Registrant confirms that changes will not be made without first consulting the Staff.

* * * * *

Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP) Todd Zerega, Esq. (Perkins Coie LLP)

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